UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2006

Commission File Number: 001-31913

NOVAGOLD RESOURCES INC.
(Translation of registrant's name into English)

Suite 2300 – 200 Granville Street, PO Box 24
Vancouver, BC Canada V6C 1S4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

EXPLANATORY NOTE

This amendment corrects issues regarding the placement of certain graphs, charts, and photos present in the Form 6-K as filed on September 13, 2006. All textual information remains unchanged from the initial 6-K filing. The unofficial PDF copy as filed with the initial 6-K filing remains unchanged also.

SUBMITTED HEREWITH

Exhibits

99.1	Updated Galore Creek Mineral Resources Technical Report

99.1	Updated Galore Creek Mineral Resources Technical Report (PDF)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NovaGold Resources Inc.
(Registrant)

Date: September 14, 2006	By:	/s/ Rhylin Bailie
Rhylin Bailie

	Title:	Manager, Corporate Communications